FORM C Electronic Signature on Behalf of Freerolls Entertainment, Inc.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Freerolls Entertainment, Inc.

TIN: 82-2816606

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Fiscal Year End (mm/dd) 12/31

By:



Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CORINDA J. MELTON_
Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller



Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

10/9/17
Date

Certification of a majority of the Board of Directors:

CHARLES POTTER
Print Name



Signature

10/9/17_
Date

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